File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

06013699

SUPPL

15 May 2006

SEC MAIL PROCESSING RECEIVED MAY 1 8 2006 WASH. D.C. 192 SECTION

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached document was lodged with the Australian [ASX] and New Zealand Stock Exchange [NZX] on 15 May 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

PROCESSED
MAY 2 5 2006
THOMSON FINANCIAL

M D Richardson
Chief Financial Officer

View Announcement

Announcement

Headline: FPA TO ANNOUNCE FULL YEAR RESULT ON 26 MAY 2006

Announcement text:

Fisher & Paykel Appliances Holdings Limited
FPA STOCK EXCHANGE RELEASE - ASX-NZX 15 MAY 2006

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED
TO ANNOUNCE FULL YEAR RESULT ON 26 MAY 2006

Fisher & Paykel Appliances Holdings Limited confirmed today that it will be releasing its financial result for the full year ended 31 March 2006 on Friday, 26 May 2006.

In conjunction with the release, Fisher & Paykel Appliances Holdings Limited will host a conference call to review the result and to discuss the outlook for the new financial year.

Individuals wishing to listen to the webcast, to be held on Friday, 26 May 2006 at 1.30 pm NZT; 11.30 am AEST; can access the event at the Company's website www.fisherpaykel.com

The dial in numbers are:

New Zealand Toll Free - 0800 449 118
Australia Toll Free - 1800 009 696

Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast. An on-line archive of the broadcast will be available approximately 2 hours after the webcast for two weeks.

M D Richardson
Company Secretary

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Date of Full Year Release	PDF file	12	

Comments

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (1)

- FPA TO ANNOUNCE FULL YEAR RESULT ON 26 MAY 2006
  Status: *Waiting for review*
  Sent - 15 May 2006 at 11:08:34 AM

Last 5 Released Announcement(s)

- PROCEDURE FOR NOMINATION OF DIRECTORS
  Released - 10 May 2006 at 09:06:38 AM
- Notice of Issue of Securities
  Released - 28 Apr 2006 at 11:05:11 AM
- Cooktop Release
  Released - 7 Apr 2006 at 02:15:13 PM
- Ongoing Disclosure - J W Gilks
  Released - 6 Apr 2006 at 02:20:23 PM
- Presentation to Investors and Analysts
  Released - 1 Mar 2006 at 01:25:49 PM

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

FPA STOCK EXCHANGE RELEASE - ASX-NZX 15 MAY 2006

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED
TO ANNOUNCE FULL YEAR RESULT ON 26 MAY 2006

Fisher & Paykel Appliances Holdings Limited confirmed today that it will be releasing its financial result for the full year ended 31 March 2006 on Friday, 26 May 2006.

In conjunction with the release, Fisher & Paykel Appliances Holdings Limited will host a conference call to review the result and to discuss the outlook for the new financial year.

Individuals wishing to listen to the webcast, to be held on Friday, 26 May 2006 at 1.30 pm NZT; 11.30 am AEST; can access the event at the Company's website www.fisherpaykel.com

The dial in numbers are:

New Zealand Toll Free	-	0800 449 118
Australia Toll Free	-	1800 009 696

Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the broadcast. An on-line archive of the broadcast will be available approximately 2 hours after the webcast for two weeks.

M D Richardson
Company Secretary